Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 30,	January 28,	February 3,	February 2,	February 1,
	2004	2005	2006	2007	2008
Earnings:
Earnings Before Income Taxes	$2,908	$3,520	$4,496	$4,998	$4,511
Add: Fixed Charges	303	310	340	344	424
Less: Capitalized Interest	(26)	(28)	(28)	(32)	(65)
Adjusted Earnings	$3,185	$3,802	$4,808	$5,310	$4,870

Fixed Charges:
Interest Expense (1)	$224	$220	$231	$238	$301
Rental Expense (2)	79	90	109	106	123
Total Fixed Charges	$303	$310	$340	$344	$424

Ratio of Earnings to Fixed Charges	10.5	12.3	14.1	15.4	11.5

(1) Interest accrued on uncertain tax positions as a result of the implementation of FIN 48 is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.